Highland Global Allocation Fund

200 Crescent Court, Suite 700

Dallas, Texas 75201

March 6, 2019

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4720

Attn: Vince DiStefano

Re:	Highland Global Allocation Fund (CIK No. 0001622148)

Application for Withdrawal of Amendment to Highland Global Allocation Fund’s

Registration Statement on Form N-2 (File Nos. 333-229628 and 811-23369)

Dear Mr. DiStefano:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Highland Global Allocation Fund (the “Registrant”) hereby applies for an order granting withdrawal of Pre-Effective Amendment No. 1 filed on February 13, 2019 (Acc. No. 0001193125-19-038549) (the “Amendment”) to the Registrant’s registration statement on Form N-2 (the “Registration Statement”).

The Registrant respectfully requests this application be granted because the Registration Statement’s Notice of Effectiveness was inadvertently processed on EDGAR on February 13, 2019, prior to the Amendment being filed. In response to guidance provided by Vince DiStefano to Lauren Thedford of Highland Capital Management and Jon-Luc Dupuy of K&L Gates LLP, the Registrant, following the submission of this application for withdrawal of the Amendment, expects to re-file the Amendment as a POS 8C filing. Accordingly, the Registrant requests that an order granting the withdrawal of the Amendment be issued as of the date hereof or as soon thereafter as possible.

If you have any questions regarding this application for withdrawal, please contact Jon-Luc Dupuy at 617-261-3146 or George Zornada at 617-261-3231.

Very Truly Yours,

Highland Global Allocation Fund

By:	/s/ Frank Waterhouse

Name:	Frank Waterhouse
Title:	Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Treasurer